Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

March 30, 2006	Release 11-06

APPOINTMENT OF VICE PRESIDENT OF FINANCE

Vancouver, BC - EuroZinc Mining Corporation (“EuroZinc” or “the Company”) is pleased to announce the appointment of Mr. Richard Godfrey to the position of Vice President of Finance, effective June 1st, 2006.  In this new position, Mr. Godfrey will report directly to Mr. A. J. Ali, Executive Vice President and Chief Financial Officer of the Company.  Mr. Godfrey will work with Mr. Ali and the Company’s Controller, Mr. Gordon Jang, to reinforce the financial/accounting team of EuroZinc as the company continues with its growth strategy.

Mr. Godfrey has a business degree from Concordia University and is a Certified Management Accountant who has spent the past 18 years of his career in the mining industry. He has held a number of positions of increasing responsibility ranging from Director of Accounting Services at Curragh Resources, Yukon Operations, to Vice President and Chief Financial Officer, Triton Mining Corporation, and more recently to his current position as Vice President of Finance and Chief Financial Officer of Breakwater Resources Ltd.

"The hiring of quality industry personnel is a cornerstone of the Company’s strategy as EuroZinc continues with its growth, and we welcome Richard to our management team", said C. K. Benner, Vice Chairman and CEO of EuroZinc.

EuroZinc is a Canadian based mining company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. The Company currently owns the Neves-Corvo copper mine, the Aljustrel zinc/lead silver project and has a significant exploration land package on the Iberian Pyrite Belt, all in southern Portugal.

For further information please contact:

Colin K. Benner	AJ Ali	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Executive Vice President & CFO	Executive Vice President	Investor Relations Manager
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com